SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 AND 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

January 11, 2019

InterContinental Hotels Group PLC

(Registrant’s name)

Broadwater Park

Denham, Buckinghamshire UB9 5HR

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒            No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The information contained in this report is incorporated by reference into Registration Statement Nos. 333-197846, 333-181334 and 333-126139.

EXHIBIT INDEX

Item	Description

1.	Press release dated January 11, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCONTINENTAL HOTELS GROUP PLC (Registrant)

Date: January 11, 2019	By:	/s/ Nicolette Henfrey
	Name:	Nicolette Henfrey
	Title:	Deputy Company Secretary

Item 1

InterContinental Hotels Group PLC (“IHG” or the “Company”)

Results of General Meeting: Special Dividend and Share Consolidation

At IHG’s General Meeting held today, Friday, 11 January 2019, Shareholders approved both of the Resolutions set out in the Notice of General Meeting sent to Shareholders on Friday, 14 December 2018. These Resolutions were in connection with IHG's proposed Share Consolidation and the obtaining of a new authority to enable the Company to make market purchases of its New Ordinary Shares following the implementation of the Share Consolidation.

Special Dividend

The Share Consolidation was proposed in the context of a Special Dividend of US$2.621 per Existing Ordinary Share or per ADS (as applicable) immediately prior to the Share Consolidation. Following today’s approval of both of the Resolutions by Shareholders, the Board has approved the payment of the Special Dividend to Shareholders on the Register as at 6.00pm today, Friday, 11 January 2019, in Pounds Sterling and to ADR holders on the ADR register as at 4.00pm (New York time) today, Friday, 11 January 2019 (being the close of business on the day before the ADR effective date), in US dollars, such dividend to be paid on Tuesday, 29 January 2019. The corresponding amount in Pounds Sterling of the Special Dividend will be announced on 17 January 2019, calculated based on the average of the market exchange rates for the three dealing days commencing 14 January 2019.

Listing and Trading Application

Application has been made for 187,717,720 New Ordinary Shares of 20 340/399 pence to be admitted to the premium segment of the Official List to the UK Listing Authority and to be admitted to trading on the London Stock Exchange’s main market for listed securities to the London Stock Exchange. It is expected that dealings in the New Ordinary Shares will commence at 8.00am on Monday, 14 January 2019 and that dealings in the New ADSs will commence at 9.30am (New York time) on Monday, 14 January 2019.

Results of General Meeting

Voting was conducted by way of a poll on both the Resolutions proposed at the General Meeting. The number of votes for and against each of the Resolutions put before the General Meeting, the percentage of the Company’s issued share capital (excluding treasury shares) voted and the number of votes withheld were as follows:

	Resolution	Votes For	%	Votes	%	Total	% of	Votes
				Against		Votes	issued	Withheld
							share
							capital
							voted
1.	Consolidation of	145,973,573	99.93	101,176	0.07	146,074,749	76.57%	613,375
	share capital
2.	Authority to purchase	145,927,506	99.51	712,248	0.49	146,639,754	76.87%	48,371
	own shares

NOTES:

1.	The ‘For’ vote includes those giving the Chairman discretion.

2.	Votes ‘Withheld’ are not counted in the calculation of the proportion of votes ‘For’ or ‘Against’ a resolution.

3.	The total number of Existing Ordinary Shares in issue (including treasury shares) on Friday, 11 January 2019 was 197,597,600. The Company holds 6,827,020 treasury shares.

4.	Copies of both Resolutions will be submitted to the UK Listing Authority via the National Storage Mechanism and will be available in due course for inspection at www.morningstar.co.uk/uk/nsm

All definitions used in the Circular to Shareholders dated 14 December 2018 have the same meaning when used in this announcement.

For further information

Investor Relations (Heather Wood; Matthew Kay)	+44	(0)1895 512 176	+44 (0)7527 419 431

Media Relations (Yasmin Diamond; Mark Debenham) +44		(0)1895 512 097	+44 (0)7527 424 046

Goldman Sachs International, which is authorised by the PRA and regulated in the United Kingdom by the FCA and the PRA, is acting as a corporate broker to InterContinental Hotels Group PLC and no-one else in connection with the Special Dividend and Share Consolidation and will not be responsible to anyone other than InterContinental Hotels Group PLC for providing the protections afforded to clients of Goldman Sachs International nor for providing advice in connection with the proposed Special Dividend and Share Consolidation or the contents of this document or any other matter referred to herein.

Notes to Editors:

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including Regent Hotels & Resorts, InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, voco™, Holiday Inn®, Holiday Inn Express®, Holiday Inn Club Vacations®, Holiday Inn Resort®, avid® hotels, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 5,500 hotels and approximately 826,000 guest rooms in almost 100 countries, with more than 1,800 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 375,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihgplc.com/media and follow us on social media at: www.twitter.com/ihg, www.facebook.com/ihg and www.youtube.com/ihgplc.